ANISE, L.L.C.____________________________________________________________________________
1001 Walnut, Kansas City, MO 64106 ~ (816) 877-0892

March 22, 2006

TO: Our Fellow Limited Partners in Boston Financial Qualified Housing Tax Credits L.P. IV

        We are amending the Offer to Purchase and related Agreement of Transfer and Letter of Transmittal dated February 20, 2006 (the "Offer"), which was made by Anise, L.L.C. (the "Purchaser"). The Purchaser is offering to purchase Units of limited partnership interest (the "Units") in Boston Financial Qualified Housing Tax Credits L.P. IV (the "Partnership"). The Purchaser is amending the Offer by:

•
Increasing the Offer to 100% of Outstanding Units. We are so committed to investigating the actions of this General Partner (Arch), we will now buy out all limited partners who do not want to wait on our litigation to open up the books and records before any more fire sales of the Partnership's property. This also refutes the General Partner’s argument that you may not be able to sell all of your Units.

•
Increasing the Price to $175 for Payment in 2006 Not Maybe By 2008. We are increasing our price to $175 per unit, which we will pay to limited partners who tender or have tendered to the offer. The General Partner keeps trying to fool you into believing our price is worth less than their estimates. Remember, their estimates will take up to two years to realize. Our offer is higher than their low estimate and more importantly, is not merely an estimate, but rather a fixed amount that will be paid promptly after expiration of the Offer.

•
Extending the Expiration Date. We are extending our Offer from March 20, 2006, to April 21, 2006. The Offer may be further extended, and notice of any such extension will promptly be disseminated to you in a manner reasonably designed to inform you of such change.

Please consider the following when deciding whether to sell. If you do not want to sell, we ask that you support our efforts, as part of a group of limited partners, to remove the General Partner, Arch Street VIII, Inc. (the "General Partner" or "Arch"), who has become increasingly desperate to stop their removal and is sending out information we believe to be misleading that is paid for by our Partnership.

Taxable Income With NO Cash To Help Pay Taxes

We received our K-1 for the Partnership and were very disappointed to see our fears realized. Check your K-1 and you will note you have taxable income with NO cash distributions to pay any taxes. In fact, there have never been any cash distributions by the Partnership. The only way to make certain you do not face this problem in the future is to sell now.

Unfulfilled Promises of Cash Distributions

In October 2005, Arch told you to expect a distribution of at least $101. To date none of us have received any distributions.

In February 2006, Arch told you that it estimated a cash distribution in the next two years of $172.25 to $402.20. What Arch does not tell you is that current limited partners holding over 30% of the Partnership's units have each stated they intend to vote against the proposed liquidating sales and we believe it is highly unlikely that Arch will be able to consummate the sales and distribute this amount of cash in the next two years.

March 22, 2006                                                                      Page 2

Increased Reserves Not Cash For Limited Partners Taxes

On February 28, 2006, our General Partner wrote us with news that our Partnership’s cash and cash equivalents totaled $4,318,529. What Arch did not tell you was in the last Form 10-Q filing with the SEC, it disclosed that funds from sales would be placed in reserves. Unfortunately, none of the limited partners have the ability to pay our tax bills with Partnership reserves. The only use of our Partnership’s reserves to date has been to pay fees to the General Partner. Consider in 2005:

2005 SCOREBOARD
Cash Paid to Limited Partners          $ 0
Cash Paid to General Partner affiliates thru Dec. 31, 2005
    for nine (9) months only                   $188,078

Why is the General Partner Hiding Books & Records?

The General Partner has spent thousands of dollars fighting requests by limited partners to review the books and records of the Partnership. The General Partner has failed to respond to all requests to show compliance with Partnership Agreement Section 5.3.4, which requires the General Partner to reimburse its affiliates at a lower cost than an independent party would charge.

Can You Trust a General Partner Who Only Discloses Mistakes and Fees After Being Sued and Forced To Come Clean?

Arch calls their mistakes irrelevant. We disagree. We believe the following mistakes are relevant:

1) Claiming to have contracted for the sale of five (5) properties that were not under contract.
2) Not disclosing that its affiliate is the General Partner of a troubled local limited partnership.
3) Telling you to expect a cash distribution when none have been made.

March 22, 2006                Very truly yours,

                           Anise, L.L.C.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

The Purchaser, together with the other Participants (as defined below), has made a preliminary filing with the SEC of a proxy statement in connection with a consent solicitation (the "Preliminary Proxy Statement") to solicit votes to remove the Partnership's current general partners and to elect Everest Housing Management, LLC, a California limited liability company as the successor general partner.

The Purchaser advises all unit holders of the Partnership to read the Preliminary Proxy Statement and other proxy materials as they become available because they contain important information. Such proxy materials are available at no charge on the SEC's web site at http://www.sec.gov. In addition, the Participants in the solicitation will provide copies of the proxy materials, without charge, upon request. Requests for copies should be directed to the Participants' proxy solicitor, The Altman Group, Inc., at its toll−free number: (800) 761-6532.

The Participants in the consent solicitation are Park G.P., Inc., Everest Housing Management, LLC, Paco Development, L.L.C., Anise, L.L.C., Bond Purchase, L.L.C., McDowell Investments, L.P. and Everest Housing Investors 2, LP (the "Participants"). Information regarding the Participants and their direct or indirect interests is available in the Schedule 13D jointly filed with the SEC on February 10, 2006, and the Preliminary Proxy Statement.